UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Luxoft Holding, Inc

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

Class A Ordinary Shares: G57279104

Class B Ordinary Shares: Not Applicable

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G57279104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Dmitry Loshchinin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,219,186 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,219,186 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,186 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.27% (1)(2)

12.	Type of Reporting Person (See Instructions) IN

(1)         Includes 918,440 Class B ordinary shares held directly by Mr. Loshchinin. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time into one Class A ordinary share.

(2)         Assumes conversion of all such reporting person’s Class B ordinary shares into Class A ordinary shares.

CUSIP No. G57279104

Item 1.
	(a)	Name of Issuer Luxoft Holding, Inc
	(b)	Address of Issuer’s Principal Executive Offices Akara Building 24 De Castro Street Wickhams Cay 1 Road Town, Tortola British Virgin Islands

Item 2.
	(a)	Name of Person Filing Dmitry Loshchinin
	(b)	Address of the Principal Office or, if none, Residence Luxoft Global Operations GmbH Gubelstrasse 24, 6300 Zug, Switzerland
	(c)	Citizenship Russian Federation
	(d)	Title of Class of Securities Class A Ordinary Shares and Class B Ordinary Shares
	(e)	CUSIP Number Class A Ordinary Shares: G57279104 Class B Ordinary Shares: Not Applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G57279104

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such reporting person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein. The percentages of ownership set forth below are based on 18,515,323 Class A ordinary shares and 14,336,022 Class B ordinary shares outstanding at December 31, 2014 as reported by the Issuer to the reporting person. The reporting person entered into a revolving credit facility agreement with Morgan Stanley Bank for a personal loan, and as of December 31, 2014 granted to the bank a first priority security interest in 300,746 Class A ordinary shares held by him to secure payment of any obligations outstanding under the credit facility. As of December 31, 2014 and as of the date of this report, no such obligations were outstanding.

Dmitry Loshchinin	Class A	Class B
(a) Amount beneficially owned:	1,219,186	918,440
(b) Percent of class:	6.27%	6.41%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	1,219,186	1,219,186
(ii) Shared power to vote or to direct the vote	0	0
(iii) Sole power to dispose or to direct the disposition of	1,219,186	1,219,186
(iv) Shared power to dispose or to direct the disposition of	0	0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. G57279104

Item 10.	Certification.
Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2015

/s/ Dmitry Loshchinin
Dmitry Loshchinin